AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
RF INDUSTRIES, LTD.

ARTICLE I

The name of this corporation is RF Industries, Ltd. (the “Corporation”).

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under Chapter 78 of the Nevada Revised Statutes, as revised.

ARTICLE III

The Corporation is authorized to issue a total of twenty million (20,000,000) shares of capital stock, $0.01 par value per share, designated "Common Stock."

ARTICLE IV

The period during which the Corporation shall continue is perpetual.

ARTICLE V

No stockholders of the Corporation shall have preemptive rights to any stock of the Corporation now or hereafter authorized.

ARTICLE VI

Section 1. A director of the Corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as revised, as they now exist or as they may hereafter be amended, not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exception from liability is not permitted under the Nevada Revised Statutes, as revised, as the same exist or may hereafter be amended.

Any amendment, repeal or modification of the foregoing provisions of this Article VI, Section 1, or the adoption of any provision in an amended or restated Articles of Incorporation inconsistent with this Article VI, Section 1 by the stockholders of the Corporation shall not apply to, or adversely affect, any right or protection of a director of the Corporation existing at the time of such amendment, repeal, modification or adoption.

Section 2. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of, and advancement of expenses to, such agents of the Corporation (and any other persons to which Nevada law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Nevada Revised Statutes, as revised, subject only to limits created by applicable Nevada law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

Any amendment, repeal or modification of any of the foregoing provisions of this Article VI, Section 2 shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE VII

The capital stock of the Corporation, after the amount of the subscription or purchase price has been paid in, shall not be subject to assessment to pay debts of the Corporation; and no paid stock and no stock issued as fully paid up shall ever be assessable or assessed for any purpose whatever; and no stockholder shall be individually liable for any debt or liability of the Corporation. The stockholders and their private property shall always be exempt from liability of debts or liabilities of the Corporation.

The vote by which the stockholders holding shares in the Corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation have voted in favor of the amendment. The percentage of outstanding shares voting in favor of the amendment is 53.61%.

Dated: August 30, 2012	/s/ James Doss
James Doss, President, Chief Financial Officer and Secretary

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